Exhibit 99.10

KPMG LLP	Telephone (403) 691-8000
205 - 5th Avenue SW	Fax (403) 691-8008
Suite 3100, Bow Valley Square 2	www.kpmg.ca
Calgary AB
T2P 4B9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Penn West Petroleum Ltd.

We consent to the use of our report, dated March 10, 2016, with respect to the 2014 consolidated financial statements included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such report in the registration statements (No. 33-171675) on Form F-3 of Penn West Petroleum Ltd.

Chartered Professional Accountants

March 9, 2016

Calgary, Canada